Exhibit 3.2
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HEARTFLOW, INC.
Heartflow, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:
1.The name of the Company is Heartflow, Inc.
2.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), including by consent of the stockholders of the Company in accordance with Section 228 of the DGCL.
3.Article IV of the Certificate of Incorporation is hereby amended by inserting the following at the end of Article IV:
Upon effectiveness (“Effective Time”) of this Certificate of Amendment, a one-for-2.92 reverse stock split (the “Reverse Split”) of the Company’s Common Stock shall become effective, pursuant to which each 2.92 shares of Common Stock either issued and outstanding or held by the Company in treasury immediately prior to the Effective Time (“Old Common Stock”) shall automatically and without further action on the part of the stockholders of the Company be reclassified as one share of Common Stock and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”), with no corresponding reduction in the number of authorized shares of Common Stock and no change in the par value of Common Stock (the “Reverse Stock Split”).
No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split after such person’s shares are aggregated following the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors.
Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs as well as cash in lieu of any fractional shares of New Common Stock to which such holder may be entitled. Any certificate for one or more shares of the Old Common Stock not so surrendered shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent that number of whole shares of the New Common Stock into which the shares of the Old Common Stock previously represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Effective Time upon the surrender thereof).

4.This Certificate of Amendment will be effective immediately upon its filing with the Secretary of State of the State of Delaware.
* * * * *

IN WITNESS WHEREOF, Heartflow, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 31st day of July, 2025.

Heartflow, Inc.

By:	/s/ John C.M. Farquhar
Name:	John C.M. Farquhar
Title:	President and Chief Executive Officer